October 24, 2017

VIA EDGAR

Mr. Mark Brunhofer

Office of Healthcare & Insurance

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Heska Corporation
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed March 6, 2017
Form 10-Q for the Quarterly Period Ended June 30, 2017
Filed August 4, 2017
File No. 000-22427

Dear Mr. Brunhofer:

This letter sets forth the responses of Heska Corporation, a Delaware corporation (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance, Office of Healthcare & Insurance (the “Staff”), of the United States Securities and Exchange Commission (the “Commission”) by letter dated October 10, 2017, with respect to the review of the Company’s (a) Form 10-K for the year ended December 31, 2016 (File No. 000-22427) filed with the Commission on March 6, 2017 (the “Form 10-K”) and (b) Form 10-Q for the quarter ended June 30, 2017 (File No. 000-22427) filed with the Commission on August 4, 2017 (the “Form 10-Q”). For convenience of reference, each Company response is prefaced by the text of, and numbered consistent with, the Staff’s corresponding comment in bold text.

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Form 10-K for the Fiscal Year Ended December 31, 2016

Notes to Consolidated Financial Statements

Note 10: Commitments and Contingencies, page 69

Mark Brunhofer

Securities and Exchange Commission

October 24, 2017

1.	Comment: You disclose that you intend to defend yourselves vigorously in the complaint filed against you by Shaun Fauley. You also disclose that you do not expect any other legal proceedings to have a material adverse effect on your business, financial condition or operating results. Please tell us:

•	your estimate of the possible loss or range of possible loss in the Fauley matter;

•	if you are unable to make an estimate of the possible loss or range of possible loss, explain the reasons why; and

•	your consideration for disclosing your estimate of the possible loss or range of possible loss or a statement that such an estimate cannot be made consistent with the guidance in ASC 450-20-50-3 and 50-4.

Response: The Company respectfully advises the Staff that it is unable to estimate the possible loss or range of possible loss in respect of the Fauley matter because, among other things, the pleadings filed to date in the putative class action have not included a stated damages amount beyond the $500 per claim previously disclosed and no damages estimate is currently possible due to the undefined and uncertified scope and character of the alleged putative class at this early procedural stage. To the extent applicable and in consideration of this Staff comment, the Company proposes to include in its future filings with the Commission that require disclosure of this information the statement that such an estimate cannot be made, consistent with the referenced guidance in ASC 450-20-50-3 and 50-4.

Form 10-Q for the Quarterly Period Ended June 30, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenue, page 24

2.	Comment: You attribute your 10% increase in the Core Companion Animal Health segment revenue in the second quarter of 2017 compared to that of 2016 primarily to “a 33% increase in revenue from core blood diagnostics subscriptions, equipment and consumables, partially offset by a 7% decrease in revenue from sales of [your] imaging products.” During your earnings call held on July 31, 2017 you attribute this 33% revenue growth in part to “strong testing supplies sales and the successful extension of [your] standard new subscription term from five to six years, which triggers capital lease upfront instrument revenue and expense recognition.” Please tell us the following:

•	How you account for the equipment portion of your subscription agreements under both the five-year and six-year terms and reference for us the authoritative literature you rely upon to support your accounting.

Mark Brunhofer

Securities and Exchange Commission

October 24, 2017

•	Your consideration for disclosing your policy for accounting for the lease portion of your subscriptions, as your revenue recognition policy in your 2016 Form 10-K makes no reference to lease accounting.

•	The amount of equipment revenue recognized in each of 2014, 2015, 2016 and the first two quarters of 2017.

•	Your consideration for attributing the increase in equipment revenues in your results of operations discussion, in part, to the change in accounting resulting from the increase in the term of your standard subscription agreement.

•	Your revenue by product and service or groups of similar products and services for each of 2014, 2015, 2016 and the first two quarters of 2017. Tell us your consideration of disclosing this information as required by ASC 280-10-50-40.

Response: In July 2016 we began offering to our customers the choice to use our blood diagnostic equipment and associated consumables pursuant to subscription agreements providing for either a five-year or six-year term. We account for these two different subscription agreement models in accordance with ASC 842, which provides guidance on the accounting for leases. Based on the criteria prescribed by that accounting standard, we have determined that our subscription agreements containing five-year (60-month) terms should properly be accounted for as operating leases, while our subscription agreements containing six-year (72-month) terms, which satisfy the definition of sales-type capital lease transactions, should properly be accounted for as capital leases. Thus, with respect to our five-year subscription agreements, we recognize revenue and associated cost for the equipment portion of our subscriptions ratably over the term of the agreement, and with respect to our six-year subscription agreements, we recognize revenue and associated cost for the equipment portion of our subscriptions at lease inception. The amount of revenue recognized at lease inception for our six-year subscription agreements is based on observable prices of similar equipment sold by us over the prior twelve months, which is the amount determined to be the fair value.

The Company respectfully believes that it provides in its periodic reports filed with the Commission robust disclosure related to its revenue recognition policy, the criteria necessary to be satisfied for revenue to be recognized, and the general estimates involved in making decisions regarding its recognized revenue. Nevertheless, because the Company’s six-year subscription model requiring capital lease accounting has become more widely accepted by its customers, the Company in its future filings with the Commission that require disclosure of this information proposes to specify more precisely in the discussion of its revenue recognition policy the steps used by it to determine the two different treatments of its subscription agreement models, including consideration of lease accounting treatment with respect thereto.

Mark Brunhofer

Securities and Exchange Commission

October 24, 2017

The following table provides the amount of equipment revenue recognized by us for the periods requested by the Staff ($ in thousands):

	Year ended December 31,			Six months ended June 30, 2017
	2014	2015	2016
Equipment	$4,721	$7,620	$12,633	$8,438

As described above, the Company respectfully advises the Staff that it does not consider the revenue recognized at lease inception that was triggered by the lengthening of its standard subscription agreement term from five years to six years as a change in accounting. Rather, the Company implemented a change in its go-to-market strategy that triggered, under the applicable accounting guidelines, the recognition of revenue at lease inception for the longer-term commitment. The effect of recognizing revenue at lease inception, which increases the amount of revenue reported in the current periods relative to the prior comparable periods, was believed by the Company to warrant discussion. In consideration of this Staff comment, the Company proposes to quantify in its future periodic reports filed with the Commission the impact of recognizing revenue at lease inception as compared to prior periods in the year-to-date discussion within the operating results portion of Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”).

The following table provides the amount of revenue recognized by us by product and service or groups of similar products and services for the periods requested by the Staff ($ in thousands):

	Year ended December 31,			Six months ended June 30, 2017
	2014	2015	2016
Equipment	$4,721	$7,620	$12,633	$8,438
Consumables	27,595	31,035	36,184	20,246
PVD	26,420	26,020	28,972	13,578
Digital Imaging	13,618	19,574	29,609	9,357

CCA	72,354	84,249	107,398	51,629
OVP	17,483	20,348	22,685	13,089

Total Revenue	$89,837	$104,597	$130,083	$64,718

The Company supplementally advises the Staff that it has historically provided disclosure in the MD&A portion of its periodic reports, under the caption “Overview” therein, of the revenue attributable to each product and service or group of similar products and services, expressed in percentages, on a trailing twelve month basis. In consideration of this Staff comment, the Company proposes to include in its future periodic reports filed with the Commission these revenue amounts, expressed in dollars and for the periods presented in the applicable report, in addition to or in lieu of the amounts, expressed as percentages and on a trailing twelve month basis, in respect of the guidance contained in ASC 280-10-50-40.

Mark Brunhofer

Securities and Exchange Commission

October 24, 2017

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Please do not hesitate to contact the undersigned at (970) 493-7272 if you should have any questions or comments regarding the responses contained herein.

Very truly yours,

HESKA CORPORATION

By:	/s/ John McMahon
John McMahon
Vice President, Chief Financial Officer

cc:	Sharon Blume, Accounting Branch Chief, Commission
Scott A. Berdan, Esq., Holland & Hart LLP